Filed Pursuant to Rule 253(g)(2)

File No. 024-10689

Offering Circular Dated April 5, 2018

MUSCLE MAKER, INC

Explanatory Note: This offering circular supplements, and should be read in conjunction with, the offering circular (“Offering Circular”) of Muscle Maker, Inc (“Muscle Maker”) which forms part of Muscle Maker’s Offering Statement on Form 1-A (“Offering Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2017, as amended on September 21, 2017, November 16, 2017, December 1, 2017, February 14, 2018 and March 26, 2018, which was qualified on December 12, 2017, March 9, 2018 and March 29, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

This supplement provides updated disclosures based on the termination of our offering.

TERMINATION OF OUR OFFERING

On March 29, 2018, Muscle Maker decided to terminate its Regulation A+ offering in order to immediately register its Common Stock with the SEC under the Securities Exchange Act of 1934, as amended, using a Form 8-A12g and become a publicly reporting company. Prior to terminating the Regulation A+ offering, Muscle Maker sold 44,153 shares in the offering at $3.25 per share, yielding proceeds of approximately $143,497. Muscle Maker intends to apply for quotation of its Common Stock on the OTCQX Marketplace in the near future.

The purpose of this supplement is to provide updated disclosures based on the termination of our Regulation A+ offering.